July 7, 2006


BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-0309
Attention:  Mr. Jim B. Rosenberg, Mail Stop 6010

Re:      Principal Financial Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005
         File No. 1-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc. (the "Company"), this letter responds to the comments of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated June 23, 2006, concerning the above-referenced Annual Report on Form 10-K. For convenience, we have repeated your comments in bold and have provided the Company's response in plain text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 31

1. THE SENSITIVITY ANALYSES YOU PROVIDE REGARDING THE POSSIBLE VARIATIONS IN THE VALUE OF YOUR AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES AND YOUR DEFERRED POLICY ACQUISITION COSTS APPEAR TO BE BASED ON HYPOTHETICAL CHANGES IN INTEREST RATES AND LONG-TERM EXPECTED INVESTMENT PERFORMANCE RATES, RESPECTIVELY. PLEASE TELL US WHETHER YOU BELIEVE THE RATES OF CHANGE YOU DISCLOSE ARE REASONABLY LIKELY TO OCCUR AS REQUIRED BY FR-72, AND IF SO, PROVIDE US PROPOSED REVISED DISCLOSURE ACCORDINGLY. OTHERWISE, PLEASE PROVIDE TO US IN A DISCLOSURE-TYPE FORMAT REVISED DISCUSSIONS THAT INDICATE THE IMPACT OF REASONABLY LIKELY CHANGES IN INTEREST RATES AND LONG-TERM EXPECTED INVESTMENT PERFORMANCE RATE.

REGISTRANT'S RESPONSE

The Company respectively advises the Staff that changes to interest rate and long-term expected investment performance rates, as disclosed in our available-for-sale fixed maturity securities and our deferred policy acquisition costs disclosures, respectfully, are reasonably likely to occur based on our historical experience.

Our available-for-sale fixed maturity securities portfolio held by the Principal Life general account has an approximate weighted average life of 7 years. An analysis of historical changes in the 7-year Treasury rate supports our belief that a 20 to 100 basis point change in interest rates is reasonably likely.

Since a long-term view of investment performance is used in deriving the DPAC model assumption, we believe judgment of the reasonably likely changes in rates of return should be considered in the context of the long term. We have changed the long-term view of investment performance by 1% within the last 5 years.

The following revised disclosures clarify our beliefs regarding the reasonably likely future interest rate and long-term investment performance rate changes. We propose to include disclosures similar to these in our future annual reports on Form 10-K.

VALUATION OF INVESTED ASSETS (Replacing the last sentence of the first paragraph)

An interest rate increase in the range of 20 to 100 basis points, while holding credit spreads constant, produces total values ranging from $37.7 billion to $36.2 billion, as compared to the recorded amount of $38.1 billion related to our fixed maturity, available-for-sale assets held by the Principal Life general account. Based on our historical experience, we believe a rate change of 20 to 100 basis points is reasonably likely.

DEFERRED POLICY ACQUISITION COSTS ("DPAC")  (Replacing the last paragraph)

The total DPAC asset balance as of December 31, 2005, was $2.2 billion. Based on historical experience, we believe a 1% change in the long-term investment performance rate assumption on separate accounts in our DPAC models is reasonably likely. Such a change would cause an estimated $9.6 million change in the DPAC asset as of December 31, 2005. Also, removing the mean reversion methodology from the DPAC asset calculation would reduce the December 31, 2005 DPAC balance by $2.8 million.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 63

2. IT APPEARS THAT THE EXPECTED PAYMENTS DUE FOR YOUR CONTRACTHOLDER FUNDS AND FUTURE POLICY BENEFITS AND CLAIMS LIABILITIES ARE PRESENTED IN THE TABLE NET OF PRESENT VALUE DISCOUNTS AND PRESENT VALUE OF FUTURE NET PREMIUMS AS THESE AMOUNTS AGREE TO THE RESPECTIVE BALANCE SHEET LINE ITEMS. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT A REVISED CONTRACTUAL OBLIGATION TABLE THAT INCLUDES THE ESTIMATED TIMING OF PAYMENT OF YOUR GROSS POLICY


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

     LIABILITIES. TO THE EXTENT YOU FEEL IT IS NECESSARY TO EXPLAIN TO A READER WHY THESE AMOUNTS DO NOT AGREE TO YOUR BALANCE SHEET LIABILITIES, YOU MAY INCLUDE AN EXPLANATION IN THE HEADNOTE OR IN A FOOTNOTE TO THE TABLE.

REGISTRANT'S RESPONSE

The Company respectfully advises the Staff that, beginning with our Annual Report on Form 10-K for the year ended December 31, 2006, we will disclose the gross payments expected for our contractual obligations and commercial commitments. In addition to revising the gross policy liabilities values, we have also revised the Certificates of deposits and Other long-term liabilities values in the attached table to reflect additional interest that is expected to be paid on these obligations in future years. Included below is a revised table as of December 31, 2005.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents payments due by period for long-term contractual obligations as of December 31, 2005:

                                                                               PAYMENTS DUE BY PERIOD
                                                                 --------------------------------------------------
                 CONTRACTUAL                       TOTAL                         2007-       2009-      2011 AND
                OBLIGATIONS(1)                   PAYMENTS           2006         2008        2010      THEREAFTER
--------------------------------------------  -----------------  ----------  -----------  ------------ ------------
  Contractholder funds(2)                         $ 56,079.4      $ 6,793.0    $ 9,493.2    $ 7,156.9   $ 32,636.3
   Future policy benefits and claims(3)             41,201.6        2,397.6      4,097.8      3,838.6     30,867.6
  Long-term debt(4)                                  1,430.5          111.4        297.9        518.7        502.5
   Certificates of deposit(5)                          795.6          321.1        234.7        233.5          6.3
   Other long-term liabilities(6)                      582.8          405.6          -            -          177.2
   Operating leases(7)                                 165.5           48.5         60.5         29.5         27.0
   Purchase obligations(8)                             970.3          950.3         20.0          -            -
  Total contractual obligations                   $101,225.7      $11,027.5    $14,204.1    $11,777.2   $ 64,216.9


------------------------------

(1) Excludes short-term liabilities, other policyholder funds, taxes and short-term debt as these are not long-term and/or not contractual in nature. Also excludes obligations under our pension and other postretirement benefit plans as benefit payments will be made under a funded plan and will not require Company contributions or payments within a five-year period. In addition, separate account liabilities are excluded. Separate account liabilities represent the fair market value of funds that are separately administered by the Company. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account liabilities are legally segregated and are not subject to claims that arise out of any other business of the Company. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statement of operations. The separate account obligations will be fully funded by cash flows from the separate account assets.

(2) Includes GICs, funding agreements (described below), individual fixed annuities, universal life insurance, and other investment-type contracts.

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

     Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, which typically include penalties for early surrenders, minimum notice requirements or, in the case of funding agreements with survivor options, minimum pre-death holding periods and specific maximum amounts.

     Funding agreements include those issued directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements have been issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

     We are authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium-term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2005 and 2004, $3,203.6 million and $3,867.0 million, respectively, of liabilities were being held with respect to the issuance outstanding under this program.

     In addition, we are authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium-term notes by an unaffiliated entity in both domestic and international markets. As of December 31, 2005 and 2004, $4,744.5 million and $5,462.3 million, respectively, of liabilities were being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program, given our December 2005 termination of the dealership agreement for the program and the March 2004 establishment of the SEC-registered program described in the next paragraph.

     We are authorized to issue up to $4.0 billion of funding agreements under a program established in March 2004 to support the prospective issuance of medium-term notes by unaffiliated entities to both domestic and international investors. Under this program, both the notes and the supporting funding agreements are registered with the SEC. As of December 31, 2005, $3,667.9 million of liabilities are being held with respect to the issuance outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other two funding agreement-backed medium term note programs described above, Principal
     Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by Principal Financial Group, Inc. This program was amended in February 2006 to authorize issuance of up to an additional $5.0 billion of medium-term notes.

     Amounts included in the contractholder funds line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in the consolidated financial statements as of December 31, 2005. The liability amount in our consolidated financial statements reflects estimated cash payments to policyholders, reductions for expected future premiums, assumptions with regard to the timing of cash payments and discounting for interest.

(3) Amounts included in the future policy benefits and claims line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in our consolidated financial statements as of December 31, 2005. The liability amount in our consolidated financial statements reflects estimated cash payments to policyholders, reductions for expected future premiums, assumptions with regard to the timing of cash payments and discounting for interest.

(4)  The following are included in long-term debt:

     On November 3, 2005, Principal International de Chile S.A., a wholly owned indirect subsidiary, entered into long-term borrowing agreements with two Chilean banks in the amount of US $93.9 million. This debt is denominated in Unidades de Formento ("UF"), a Chilean inflation-indexed, peso-denominated monetary unit. Of this amount, US $49.0 million of UF +4.59% notes and US $44.9 million of UF +4.93% notes mature on November 3, 2011. Interest on the notes is payable semi-annually on May 3 and November 3 each year. The debt outstanding and interest expense will vary due to fluctuations in the Chilean peso to US dollar exchange rates and Chilean inflation.

     On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt. Of this amount, $200.0 million of 7.95% notes matured on August 15, 2004, with the remaining $465.0 million in 8.2% notes due August 15, 2009. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by its parent, Principal Financial Services, Inc.

     On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments.

     After receiving approval from the Commissioner, the surplus notes due March 1, 2024, were optionally redeemed by Principal Life on March 1, 2004, in whole at a redemption price of approximately 103.6% of par. Total cash paid for the surplus note redemption on March 1, 2004, was $207.2 million.

     Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

     Long-term debt also includes $236.4 million of mortgages and other notes payable related to real estate developments. We, including certain subsidiaries, had $135.0 million in credit facilities as of December 31, 2005, with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2005, range from $0.3 million to $97.5 million per development with interest rates generally ranging from 5.5% to 8.6%. Outstanding principal balances as of December 31, 2004, range from $0.4 million to $98.7 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $284.1 million and $298.7 million as of December 31, 2005 and 2004, respectively.

     Amounts included in the long-term debt line item reflect estimated cash payments to be made, including expected interest payments.

(5) Amounts included in the certificates of deposit line item reflect estimated cash payments to be made, including expected interest payments. Certificates of deposit are reported as other liabilities on our consolidated statement of financial position.

(6) Other long-term liabilities include other liabilities reflected in the consolidated statement of financial position that are contractual, non-cancelable and long-term in nature. Amounts included in the other long-term liabilities line item reflect estimated cash payments to be made, including expected interest payments. This line item excludes accruals and short-term items in the amount of $2,415.4 million, which are reported as other liabilities on our consolidated statements of financial position.

(7) As a lessee, we lease office space, data processing equipment and office furniture and equipment under various operating leases.

(8)  Purchase   obligations   include   material   contracts  where  we  have  a
     non-cancelable commitment to purchase goods and services in addition to commitments to originate loans and purchase investments.

------------------------------

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities Exchange Act of 1934, and that Staff comments or Company changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's reports. Further, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.


Sincerely,


/s/ Michael H. Gersie
----------------------------------
Michael H. Gersie
Executive Vice President and
Chief Financial Officer
(515) 247-6168

cc:      Mark Brunhofer (Securities and Exchange Commission)
         Kevin Woody (Securities and Exchange Commission)



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